QUATERRA RESOURCES ANNOUNCES

ADDITIONAL INCREASE TO PRIVATE PLACEMENT

October 18, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce due to ongoing strong demand it has again increased the amount being offered pursuant to its previously announced private placement to up to 66,666,666 units ("Units") at a price of US$0.06 (C$0.075) per Unit for gross proceeds of up to US$4,000,000 (C$5,000,000) (the "Private Placement"). The Company has raised US$2,338,170 (C$2,922,713) in the first and second tranches of the Private Placement, and will seek to complete a third tranche closing shortly.

Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one additional common share of the Company at an exercise price of US$0.10 per share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the common shares of the Company on the TSX Venture Exchange is equal to or greater than US$0.30 for a period of 10 consecutive trading days.

Proceeds will be used to advance the Company's assets, primarily its MacArthur copper oxide project in Nevada, and general working capital.

Closing of the third tranche of the Private Placement is subject to stock exchange approval.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.